UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 17, 2022

LIBERTY MEDIA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-35707	37-1699499
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (720) 875-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Series A Liberty SiriusXM Common Stock	LSXMA	The Nasdaq Stock Market LLC
Series B Liberty SiriusXM Common Stock	LSXMB	The Nasdaq Stock Market LLC
Series C Liberty SiriusXM Common Stock	LSXMK	The Nasdaq Stock Market LLC
Series A Liberty Braves Common Stock	BATRA	The Nasdaq Stock Market LLC
Series C Liberty Braves Common Stock	BATRK	The Nasdaq Stock Market LLC
Series A Liberty Formula One Common Stock	FWONA	The Nasdaq Stock Market LLC
Series C Liberty Formula One Common Stock	FWONK	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On November 17, 2022, Liberty Media Corporation (“Liberty Media”) issued a press release announcing, among other things, that its board of directors had authorized management to pursue a plan to (1) split-off (the “Split-Off”) the Atlanta Braves and its associated real estate development project and (2) create a new Liberty Live Group tracking stock. The Split-Off would be accomplished through the redemption of Liberty Media’s existing Liberty Braves common stock in exchange for common stock of a newly formed company to be called Atlanta Braves Holdings, Inc. (“Atlanta Braves Holdings”). Following the completion of the Split-Off, Liberty Media would create a new third tracking stock group, the Liberty Live Group, through the reclassification (the “Reclassification”) of all of Liberty Media’s remaining common stock, which includes the Liberty SiriusXM Group and the Formula One Group. The Split-Off and the Reclassification will be subject to various conditions, as set forth in more detail in the press release filed herewith as Exhibit 99.1.

The press release is being filed herewith as Exhibit 99.1 to this Current Report on Form 8-K in compliance with Rule 425 of the Securities Act of 1933, as amended, and Rule 14a-12 under the Securities Exchange Act of 1934, as amended, and is hereby incorporated by reference into this Item 8.01.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Name
99.1	Press Release dated November 17, 2022
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Forward-Looking Statements

This Current Report on Form 8-K, including the exhibit attached hereto, includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the proposed Split-Off and proposed Reclassification (including the allocation of assets and liabilities among Liberty Media’s tracking stock groups and the expected benefits of these transactions), proposed timing of the transactions, the listing or quotation of shares of Liberty Media’s tracking stocks and Atlanta Braves Holdings’ common stock following the proposed transactions and other matters that are not historical facts. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed Split-Off and the proposed Reclassification and the ability of Liberty Media to realize the expected benefits of these transactions. These forward-looking statements speak only as of the date of this Current Report on Form 8-K, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this Current Report on Form 8-K.

Additional Information

Nothing in this Current Report on Form 8-K, including the exhibits attached hereto, shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty Media or Atlanta Braves Holdings. The proposed offer and issuance of shares of common stock of Atlanta Braves Holdings in the Split-Off and of common stock of Liberty Media in the Reclassification will be made only pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statements, including the joint proxy statement/prospectus to be contained therein, to be filed with the SEC regarding the Split-Off and the Reclassification, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the Split-Off and the Reclassification. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518.

Participants in a Solicitation

Liberty Media and Atlanta Braves Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the Split-Off and the Reclassification. Information regarding the directors and executive officers of Liberty Media and Atlanta Braves Holdings and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials with respect to the Split-Off and the Reclassification to be filed with the SEC when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Free copies of these documents from Liberty Media may be obtained as indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2022

LIBERTY MEDIA CORPORATION

By:	/s/ Katherine C. Jewell
	Name:	Katherine C. Jewell
	Title:	Assistant Vice President and Assistant Secretary

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